News Announcement

FUNDTECH COMPLETES MERGER WITH AFFILIATE OF GTCR

JERSEY CITY, N.J., November 30, 2011— Fundtech Ltd. (Nasdaq:FNDT) (“Fundtech” or the “Company”) announced today that the merger of Fundtech with F.T. Israeli Mergerco Ltd., an indirect, wholly-owned subsidiary of US FT Parent, Inc., both of which were formed by GTCR Fund X/A LP or its affiliates, has been completed following satisfaction of the conditions to closing, including approval of the Company’s shareholders at a special meeting of the Company’s shareholders, held on October 25, 2011.  The purchase price of $23.33 in cash, subject to applicable tax withholdings, for each ordinary share of Fundtech represents a transaction value of approximately $390 million.

Mr. Reuven Ben-Menachem will continue to serve as Chief Executive Officer of the Company, which will no longer trade on the Nasdaq Global Market or the Tel Aviv Stock Exchange following the completion of the transaction.  American Stock Transfer LLC has been appointed as the paying agent under the merger agreement and will shortly be sending out to shareholders of record information regarding the exchange of their shares for merger consideration.   Shareholders should not send their share certificates to the paying agent until they receive appropriate instructions.

The consolidated organization, which combines Fundtech with GTCR-affiliated BankServ, will have expanded product lines in wholesale banking and will add significantly to Fundtech’s line of small-to-medium business products.  The combination also brings together Fundtech’s experience as the leading supplier of advanced software technology to large financial institutions with BankServ’s experience as the leading provider of SaaS to community and regional banks.

Dave Kvederis, BankServ’s CEO, will become a member of Fundtech’s Board of Directors.

The combined company expects to add significant value to its products by tightly integrating them. For example, combining BankServ’s Remote Deposit Capture products with Fundtech’s cash management products will create greater end-user utility and improved user experience. Both companies are innovators in SWIFT for Corporates service bureau business, and both are innovators in mobile financial services.

"The future of payments technology revolves around the more demanding digital customer," said Nancy Atkinson, senior analyst, Aite Group. "Fundtech and BankServ's union will offer customers a wide spectrum of cutting edge payments solutions. This ranges from a robust SOA platform for larger firms striving to revamp legacy technology all the way to SaaS applications for smaller firms to drive innovation while maintaining cost efficiency."

"Today’s banking customer requires a tailored approach to cash management. Capabilities such as remote deposit capture (RDC) alongside payments and electronic invoicing are in high demand, particularly via multiple channels including mobile,” said Bob Meara, senior analyst, Celent. “The combination of BankServ and Fundtech will help satisfy these new customer demands by providing banks of all sizes with an expanded cash management offering."

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com

The combined company has estimated 2011 revenues of $200 million; and 1,300 employees who are active in every region of the world.

About Fundtech

Fundtech (Nasdaq:FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world's largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world's largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the "Leaders Strategy" — finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8.5 billion in over 200 companies. For more information, please visit www.gtcr.com.

Forward Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com

CONTACT: Fundtech Contact:

Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

Fundtech Corporation  30 Montgomery Street, Fifth Floor, Jersey City, NJ 07302, USA   Tel: +1-201-946-1100  www.fundtech.com